ITC Limited
Reg
Virg.
37 J. ...ud, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

10th October, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
6-3-654,
Adjacent to Erramanjil Bus Stop
Somajiguda
Hyderabad 500 002

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Sub : Distribution of Shareholding as on Quarter ended 30th September, 2003

In terms of the requirement of Clause 35 of the Listing Agreement, enclosed please find the Company's Distribution of Shareholding as on quarter ended 30th September, 2003 in the prescribed format.

Further, as required, the above information is also being posted on the Company's website, *www.itcportal.com,* and on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

10/23

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Distribution of Shareholding as on quarter ended 30th September, 2003

	Category	No. of Shares held	Percentage of shareholding
A.	**Promoter's Holding**		
1.	Promoters - Indian Promoters - Foreign Promoters	 Nil Nil	 Nil Nil
2.	Persons acting in Concert	Nil	Nil
	Sub-Total	**Nil**	**Nil**
B.	**Non-Promoter's Holding**		
3.	**Institutional Investors**		
a.	Mutual Funds and UTI	3,47,35,935	14.03
b.	Banks, Financial Institutions, Insurance Companies (Central / State Gov. Institutions / Non-Government Institutions)	5,61,65,835	22.69
c.	Foreign Institutional Investors	2,95,16,965	11.93
	Sub-Total	**12,04,18,735**	**48.65**
4.	**Others**		
a.	Private Corporate Bodies	20,79,009	0.84
b.	Indian Public	3,31,93,280	13.41
c.	NRIs / OCBs	16,48,927	0.67
d.	Foreign Companies	8,04,35,870	32.50
e.	Foreign Nationals	14,808	0.00
f.	Depository for shares underlying GDRs	96,62,934	3.90
g.	Stock Exchanges	130	0.00
h.	Clearing Member Accounts	67,024	0.03
	Sub-Total	**12,71,01,982**	**51.35**
	GRAND TOTAL	**24,75,20,717**	**100.00**

NOTE 1 : Details of shareholders holding more than 1 percent of the shares of the Company is annexed.

NOTE 2 : Total Foreign Shareholding (including underlying shares issued against GDRs and holdings by FIIs and NRIs)

No. of shares held	Percentage of shareholding
12,12,79,504	49.00 %

ITC Limited

LIST OF SHAREHOLDERS HOLDING MORE THAN ONE PERCENT OF SHARES OF THE COMPANY AS ON QUARTER ENDED 30TH SEPTEMBER, 2003

SL. NO.	NAME	NO. OF SHARE HELD	PERCENTAGE OF SHAREHOLDING
	INSTITUTIONAL INVESTORS		
	(a) Mutual Funds and UTI		
1	UNIT TRUST OF INDIA *	2,38,48,186	9.63
	(b) Banks, Financial Institutions, Insurance Companies (Central/ State Gov. Institutions/ Non-Government Institutions)		
2	LIFE INSURANCE CORPORATION OF INDIA *	2,91,89,524	11.79
3	THE NEW INDIA ASSURANCE COMPANY LIMITED	74,11,526	2.99
4	THE ORIENTAL INSURANCE COMPANY LIMITED	59,52,696	2.40
5	GENERAL INSURANCE CORPORATION OF INDIA *	53,85,327	2.18
6	NATIONAL INSURANCE COMPANY LIMITED	50,02,494	2.02
7	UNITED INDIA INSURANCE COMPANY LIMITED	27,29,388	1.10
	OTHERS		
	(a) Foreign Companies		
8	TOBACCO MANUFACTURERS INDIA LIMITED	6,61,85,496	26.74
9	MYDDLETON INVESTMENT CO.LTD.	1,08,06,932	4.37
10	ROTHMANS INTERNATIONAL ENTERPRISES LIMITED	34,43,442	1.39
	(b) Depository for shares underlying GDRs		
11	CITIBANK N.A. NEW YORK, NY ADR DEPARTMENT (GDR)	96,62,934	3.90

* Excludes Mutual Fund holdings.

03 OCT 21 7:21

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

10th October, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
6-3-654,
Adjacent to Erramanjil Bus Stop
Somajiguda
Hyderabad 500 002

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Secretarial Audit Report for the quarter ended 30th September, 2003

In terms of the requirement under Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 9th October, 2003, for the quarter ended 30th September, 2003, from M/s. Vinod Kothari & Co., Practising Company Secretaries, in the prescribed format.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

VINOD KOTHARI & CO.
Company Secretaries

1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017, India
Phone/fax : 91-33-2811276/2817715/2813742
http://vinodkothari.com
e-mail: vinod@vinodkothari.com

SECRETARIAL AUDIT REPORT

1.	For Quarter Ended	: 30th September 2003
2.	ISIN	: INE154A01017
3.	Face Value	: Rs. 10/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House, 37 Jawaharlal Nehru Road, Kolkata 700 071
6.	Correspondence Address	: Same as above.
7.	Telephone & Fax Nos.	: 2288 6426/0034/9371 2288 2358 (Fax)
8.	E-mail address	: itcsec@cal3.vsnl.net.in
9.	Names of the Stock Exchanges where the Company's securities are listed	a) The Calcutta Stock Exchange Association Ltd. b) The Stock Exchange, Mumbai c) National Stock Exchange of India Ltd. d) Bangalore Stock Exchange Ltd. * e) The Hyderabad Stock Exchange Ltd. * f) The Stock Exchange, Ahmedabad * g) Cochin Stock Exchange Ltd. * h) Pune Stock Exchange Ltd. * i) Madras Stock Exchange Ltd. * j) The Delhi Stock Exchange Association Ltd. *

* Applied for delisting of Company's shares.

		Number of shares	% of Total Issued Capital
10	Issued Capital	24,75,20,717	100.00
11	Listed Capital (For all Exchanges mentioned in point no. 9)	24,75,20,717	100.00

[signature]

VINOD KOTHARI & CO.
Company Secretaries

1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-2811276/2817715/2813742
http://vinodkothari.com
e-mail: vinod@vinodkothari.com

12. Held in dematerialised form in CDSL : 24,63,394

13. Held in dematerialised form in NSDL : 14,74,06,532

14. Physical : 9,76,50,791

15. Total No. of share (12+13+14) : 24,75,20,717

16. Reasons for difference if any, between (10 & 11), (10 & 15), (11 & 15) : N/A

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending for Stock Exchange
Allotment of Shares under the Company's Employee Stock Option Scheme	8,831	Applied & Listed	YES	YES	YES	NO

18. Register of Members is updated (Yes / No) : YES

19. Reference of previous quarter with regards to excess dematerialised shares, if any : N/A

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : N/A

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : NIL

VINOD KOTHARI & CO.
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-2811276/2817715/2813742
http://vinodkothari.com
e-mail: *vinod@vinodkothari.com*

22. Name, Telephone & Fax No. of Compliance officer of the Company	: Mr. Arun Bose 2288-7043 (D),2288-6426/0034, 2288-2358 (Fax)
23. Name, Address, Tel. & Fax No., Regn No. of Auditor	: M/s Vinod Kothari & Co. 1012 Krishna Building 224 A J C Bose Road Kolkata – 700 017 2281 7715/1276/3742 ACS No. 4718 COP No. 1391
24. Appointment of common agency for share registry work. If yes (name & address)	: In-house Share registration unit - Registered with SEBI as Share Transfer Agent – Category II.
25. Any other detail that the auditor may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.)	: The Company's shares have been delisted from the Uttar Pradesh Stock Exchange Association Ltd. with effect from 26/9/2003. The Company has also applied to 7 Stock Exchanges, as mentioned in Clause 9 above, for delisting of its shares.

(Vinod Kumar Kothari)
For Vinod Kothari & Co.
C.P 1391

Place : Kolkata
Date : 09/10/2003

ITC Limited
Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

10th October, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
6-3-654,
Adjacent to Erramanjil Bus Stop
Somajiguda
Hyderabad 500 002

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

<u>Compliance with Corporate Governance requirements under Clause 49 of the Listing Agreement</u>

As required under the Listing Agreement, we enclose a Compliance Report in the prescribed format for the quarter ended 30th September, 2003.

Further, the above information is also being posted on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Corporate Governance - for the Quarter ended 30th September, 2003

Particulars (1)	Clause of Listing Agreement (2)	Compliance status (Yes/No/ Remarks) (3)
Board of Directors	49 I A.	Yes
	49 I B.	Yes; transactions, if any, are reported in the respective years' Annual Report.
Audit Committee	49 II	Yes
Remuneration of Directors	49 III A.	Yes
	49 III B.	Yes; such details are disclosed in the respective years' Corporate Governance Report.
Board Procedures	49 IV A.	Yes
	49 IV B.	Yes
Management	49 V A.	Yes; Management Discussion & Analysis forms part of the respective years' Directors' Report.
	49 V B.	Yes. No such transaction has been reported so far; such transaction, if any, are disclosed to the Board.
Shareholders	49 VI A.	Yes; brief resume of the Directors appointed / re-appointed are provided in the respective years' Annual Report.
Shareholders/Investors Grievance Committee	49 VI B.	Yes
	49 VI C.	Yes
	49 VI D.	Yes
Report on Corporate Governance	49 VII	Yes

ITC Limited